UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha TOKYO STYLE

Kabushiki Kaisha SANEI-INTERNATIONAL

(Names of Subject Company)

TOKYO STYLE CO., LTD.

SANEI-INTERNATIONAL CO.,LTD.

(Translation of Subject Companies’ Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies’ Incorporation or Organization)

TOKYO STYLE CO., LTD.

SANEI-INTERNATIONAL CO.,LTD.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

TOKYO STYLE CO., LTD.

Attn.: Kiyoshi Kadota

Corporate Officer, General Manager,

Corporate Planning Dept.

5-7-1 Kojimachi, Chiyoda-ku,

Tokyo 102-0083, Japan

(phone number: +81-3262-8111)

SANEI-INTERNATIONAL CO.,LTD.

Attn.: Satoshi Arai

Deputy General Manager,

Administrative Headquarters

1-2-5 Shibuya, Shibuya-ku

Tokyo 150-8315, Japan

(phone number: +81-3-5467-1911)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of

Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	English translation of a press release dated October 14, 2010 of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. announcing the establishment of a joint holding company and preparation of the share transfer plan (“Announcement concerning the Signing of the Agreement between TOKYO STYLE CO., LTD. And SANEI-INTERNATIONAL CO.,LTD. regarding the Establishment of a Joint Holding Company and Preparation of the Share Transfer Plan”).

2	English translation of a presentation material dated October 14, 2010 of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. announcing the management integration and operations as well as the establishment of a joint holding company (“Management Integration between TOKYO STYLE and SANEI-INTERNATIONAL”).

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press release and presentation material included as Exhibits 1 and 2.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III –– CONSENT TO SERVICE OF PROCESS

Each of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO STYLE CO., LTD.

By:	/s/ Yoshiki Nakajima
Name:	Yoshiki Nakajima
Title:	President

Date:    October 14, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANEI-INTERNATIONAL CO.,LTD.

By:	/s/ Takahiko Miyake
Name:	Takahiko Miyake
Title:	President and CEO

Date:    October 14, 2010